UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-164036

JXTG HOLDINGS KABUSHIKI KAISHA
(Exact name of registrant as specified in its charter)

JXTG HOLDINGS, INC.
(Translation of registrant’s name into English)

1-2, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-8161
Japan
Telephone: +81-3-6257-7075
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

TABLE OF CONTENTS

PART I

Item 1. Exchange Act Reporting History

Item 2. Recent United States Market Activity

Item 3. Foreign Listing and Primary Trading Market

Item 4. Comparative Trading Volume Data

Item 5. Alternative Record Holder Information

Item 6. Debt Securities

Item 7. Notice Requirement

Item 8. Prior Form 15 Filers

PART II

Item 9. Rule 12g3-2(b) Exemption

PART III

Item 10. Exhibits

Item 11. Undertakings

SIGNATURE

PART I

Item 1. Exchange Act Reporting History

A. JXTG Holdings, Inc. (the “Registrant,” formerly named JX Holdings, Inc.) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 1, 2010 as a result of its succession to the reporting obligations of Nippon Oil Corporation (“Nippon Oil”) and Nippon Mining Holdings, Inc. (“Nippon Mining”), in connection with the joint share transfer under Japanese law establishing the Registrant as the holding company and sole shareholder of each of Nippon Oil and Nippon Mining. Nippon Oil and Nippon Mining each first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on December 28, 2009, the date that the joint filed registration statement of Nippon Oil and Nippon Mining on Form F-4 was declared effective by the Securities and Exchange Commission (the “Commission”).  The Registrant’s duty to file reports under Section 13(a) or Section 15(d) was suspended upon the filing of Form 15F with the Commission on April 4, 2011 and subsequently terminated.

Subsequently, the Registrant issued shares of its common stock (“Shares”) to the then shareholders of TonenGeneral Sekiyu K.K. (“TonenGeneral”) in exchange for the shares of common stock that they held in TonenGeneral pursuant to a share exchange agreement dated August 31, 2016 between the Registrant and TonenGeneral (“Share Exchange Agreement”). The Share Exchange Agreement was approved by TonenGeneral’s shareholders at a shareholders’ meeting held on December 21, 2016.  In connection with the offer and sale of Shares to the U.S. resident shareholders of TonenGeneral with regard to this transaction, a registration statement on Form F-4 (the “Registration Statement”) was filed with the Commission by the Registrant and declared effective by the Commission on November 21, 2016, and the Registrant incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act as of such date.

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F, including an annual report on Form 20-F filed on June 28, 2017.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on December 21, 2016, when TonenGeneral’s shareholders approved the Share Exchange Agreement, as described in Item 1.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”), Tokyo, Japan, and the First Section of the Nagoya Stock Exchange (the “NSE”), Nagoya, Japan. Together, the TSE and the NSE constitute the primary trading market for the Registrant’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

B. The Registrant’s common stock was initially listed on the TSE and the NSE in April 2010. The Registrant has maintained the listing of its common stock on the TSE and NSE for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s common stock that occurred in Japan on the TSE and the NSE for the 12-month period from October 24, 2016 to October 23, 2017 (both dates inclusive) was 99.8187% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on October 24, 2016 and ended on October 23, 2017 (both dates inclusive) (the “Applicable Period”).

B. The average daily trading volume (“ADTV”) of the common stock of the Registrant in the United States for the Applicable Period was 25,826 shares. The ADTV of the common stock of the Registrant on a worldwide basis for the Applicable Period was 14,244,287 shares.

C. The ADTV of the common stock of the Registrant in the United States for the Applicable Period was 0.1813%  of the ADTV of the common stock of Registrant worldwide for the Applicable Period.

D. Neither the Registrant’s common stock nor American Depositary Shares representing such common stock are or have been listed on any national securities exchange or inter-dealer quotation system in the United States.

E. The Registrant has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg and Yahoo! Finance.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act on December 22, 2017.

B. The Registrant used Business Wire to disseminate the notice in the United States.  A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: http://www.hd.jxtg-group.co.jp/english/.

PART III

Item 10. Exhibits

1.1 Press release dated December 22, 2017.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, JXTG Holdings, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, JXTG Holdings, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date:  December 22, 2017

JXTG Holdings, Inc.

By:	/s/ Kyugo Yotsuya
	Name:	Kyugo Yotsuya
	Title:	General Manager Controller Department